Cheetah Mobile Inc.

Building No. 8, Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

December 26, 2019

VIA EDGAR

Kathryn Jacobson, Senior Staff Accountant

Christine Dietz, Senior Staff Accountant

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2018

Filed on April 26, 2019

File No. 001-36427

Dear Ms. Jacobson and Ms. Dietz:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 11, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 101

1.

We note the proposed disclosure provided in your response to prior comment 1. Please tell us and disclose in future filings, what caused your advertising collaboration with Facebook to be suspended in 2018. Please disclose the extent to which the suspended relationships with Facebook, among others, impacted your 2018 and 2019 revenues. In this regard, we note that revenues from Facebook have declined significantly in the periods presented, due in part to the suspension, yet this does not appear to be clearly disclosed.

The Company respectfully advises the Staff that the Company was informed by Facebook about the suspension of advertising collaborations approximately two weeks after the allegations made in November 2018 by a third party against the Company regarding several of the Company’s utilities applications. The suspension does not impact the Company’s role as a Facebook advertising reseller through Hongkong Zoom Interactive Network Marketing Technology Limited (“HK Zoom”), a subsidiary of the Company. The reason for the suspension as cited by Facebook was that the Company’s certain applications were not in compliance with Facebook’s policies. The resumption of the advertising collaborations was pending a full review of the Company’s recent activities by Facebook.

During the first nine months of 2018, revenues from Facebook accounted for approximately 6.5% of the Company’s total revenues. Revenues from Facebook accounted for approximately 7.3%, 7.4%, and 2.7% of the Company’s total revenues in October, November and December of 2018, respectively. During the first nine months of 2019, approximately 1.7% of the Company’s total revenues were generated from Facebook.

The Company undertakes to disclose in future filings of annual report on Form 20-F about the above-mentioned reasons and impact of the suspension of advertising collaboration with Facebook.

2.

Please describe the nature of issues subject to remediation and the related “active remediating actions” that were noted in the response to prior comment number 2. As part of your response, please tell us whether your collaboration with Facebook has been subsequently renewed.

The Company respectfully advises the Staff that upon receiving the notification regarding the suspension of advertising collaboration, the Company had been actively communicating with and working with Facebook during Facebook’s full review of the Company’s recent activities in an effort to resume normal business relationship with Facebook. The “active remediating actions” included, among others, (i) direct email communications with Facebook personnel, (ii) written materials to demonstrate that the Company was indeed in compliance with Facebook’s policies, (iii) in person meeting with Facebook personnel to explain the Company’s business activities, and (iv) engagement of a third party data auditing firm agreed by Facebook to conduct an internal review of the Company’s handling of Facebook’s user data in response to Facebook’s request. The review concluded that the Company’s handling of Facebook’s user data is in compliance with the relevant data protection requirements set forth in relevant Facebook policies. Facebook has not yet resumed collaboration with the Company.

The Company undertakes to disclose in future filings of annual report on Form 20-F that the collaboration with Facebook has not been resumed.

*         *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2018 20-F, please contact the undersigned at +86 21 6292-7779 ext. 6661.

Very truly yours,

/s/ Vincent Jiang
Vincent Jiang
Chief Financial Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Hua Ying Li, Partner, Ernst & Young Hua Ming LLP

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